Gregory P. Rodgers Direct Dial: 212-906-2918 greg.rodgers@lw.com	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

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Washington, D.C. 20549	Milan
Attention: Kathleen Suellentrop and James Lopez

Re:	Medpace Holdings, Inc.
Registration Statement on Form S-1
CIK No. 0001668397
File No. 333-212236

Ladies and Gentlemen:

On behalf of our client Medpace Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on March 15, 2016.

This amendment reflects certain revisions to the Registration Statement that was filed on June 24, 2016. The response provided herein to the comment letter from the staff of the Commission (the “Staff”) to Jesse J. Geiger, the Company’s Chief Financial Officer, dated July 8, 2016 is based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Registration Statement filed on June 24, 2016, in the traditional non-EDGAR format.

The numbered paragraph in italics below sets forth the Staff’s comment together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

July 26, 2016

Consolidated Financial Statements, page F-1

1.	Please revise your historical financial statements to give retrospective effect to the reverse stock split that you expect to effectuate prior to the effectiveness of this registration statement. If your auditors believe that only a draft report can be presented due to a pending future event, such as the reverse stock split, they should include in the filing a signed and dated preface to their draft report stating the reason for the draft report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated and unrestricted auditor’s report must be included in the filing prior to effectiveness. Refer to SAB Topic 4:C and Rule 2-02 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Amendment No. 1 gives retroactive effect to the reverse stock split. The Company further confirms that Amendment No. 1 includes a signed, dated and unrestricted auditor’s report.

July 26, 2016

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-2918 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Rodgers

Gregory P. Rodgers
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Dr. August J. Troendle, Chief Executive Officer, Medpace Holdings, Inc.

Jesse J. Geiger, Chief Financial Officer, Medpace Holdings, Inc.

Stephen P. Ewald, Esq., General Counsel, Medpace Holdings, Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP

Glenn R. Pollner, Esq., Gibson, Dunn & Crutcher LLP